Exhibit (a)(5)(A)

MakeMyTrip Limited Announces Repurchase Right Notification for

0.00% Convertible Senior Notes due 2028

GURUGRAM, India, January 12, 2026 — (GLOBE NEWSWIRE) — MakeMyTrip Limited (“MakeMyTrip” or the “Company”) (NASDAQ: MMYT), a leading travel service provider in India, today announced that it had issued a Repurchase Right Notice (the “Repurchase Right Notice”) addressed to holders (each, the “Holder”) of its 0.00% Convertible Senior Notes due 2028 (CUSIP No. 56087F AB0) (the “Notes”). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. Pursuant to the terms of the Indenture dated as of February 9, 2021 (the “Indenture”) relating to the Notes by and between the Company and The Bank of New York Mellon, as trustee, it is the right of each Holder to require the Company to repurchase the Notes on February 15, 2024 and February 15, 2026 (which is, respectively, approximately three and five years after the Notes were initially issued) (the “Repurchase Right”). The Company is the issuer of the Notes and is obligated, on the Repurchase Date (as defined in the Indenture) occurring on February 15, 2026, to purchase at par all of the Notes, if properly tendered by the Holders in exercise of their Repurchase Right, subject to the terms and conditions set forth in the Company’s Repurchase Right Notice. The Holder’s Repurchase Right expires at 11:59 p.m. Eastern Time, on Thursday, February 12, 2026.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company filed a Tender Offer Statement on Schedule TO. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising its Repurchase Right.

The Repurchase Right entitles each Holder of the Notes to require the Company to repurchase, on February 15, 2026, all of such Holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, as per the terms and conditions of the Indenture and the Notes. As of the date hereof, no interest is payable on the Notes or is expected by the Company to be payable on the Repurchase Date. As of January 12, 2026 there was US$230,000,000.00 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$230,000,000.00.

The opportunity for Holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time today, Monday, January 12, 2026, and will terminate at 11:59 p.m. Eastern Time, on Thursday, February 12, 2026. In order to exercise the Repurchase Right, a Holder must follow the transmittal procedures described in the Repurchase Right Notice, which is available through the Depository Trust Company and The Bank of New York Mellon and is an exhibit to the filed Schedule TO referred to above. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 11:59 p.m. Eastern Time, on Thursday, February 12, 2026, which is the second business day immediately preceding the Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Repurchase Right Notice dated January 12, 2026 and related documents.

Holders of the Notes should refer to the Indenture and the Repurchase Right Notice for a description of the terms, conditions and repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting CT REORG, The Bank of New York Mellon (Email: CT_Reorg_Unit_Inquiries@bnymellon.com). Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, at 500 Ross Street, Suite 625, Pittsburgh, PA 15262, Attention: CT REORG, BNY Mellon, CT_Reorg_Unit_Inquiries@bnymellon.com.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MAKEMYTRIP LIMITED AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://investors.makemytrip.com/investors/financials.

About MakeMyTrip Limited

MakeMyTrip Limited is India’s leading travel service provider. We own and operate well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, tickets for Indian Railways and bus services operated through all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php.

For investor and media inquiries, please contact:

MakeMyTrip Limited

Investor Relations

Email: vipul.garg@go-mmt.com

Source: MakeMyTrip

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